EXHIBIT 2.5

AMENDMENT NO. 4 TO PURCHASE AND SALE AGREEMENT

This Amendment No. 4 to Purchase and Sale Agreement (the “Amendment”) is made and entered into as of December 31, 2010 by and between THE DETROIT MEDICAL CENTER, a Michigan nonprofit corporation (“DMC”), and VANGUARD HEALTH SYSTEMS, INC., a Delaware corporation (“Vanguard”).

RECITALS

            A.        DMC, Vanguard and certain Affiliates of each of DMC and Vanguard have entered into that certain Purchase and Sale Agreement dated as of June 10, 2010, as amended by that certain Amendment No. 1 to Purchase and Sale Agreement dated October 29, 2010, that certain Amendment No. 2 to Purchase and Sale Agreement dated November 13, 2010 and that certain Amendment No. 3 to Purchase and Sale Agreement dated December 31, 2010 (collectively, the “Agreement”) pursuant to which Buyer has agreed to acquire from Seller the Assets, and to assume from Seller the Assumed Liabilities.

            B.         Sections 16.17 and 16.22 of the Agreement grant DMC and Vanguard the authority to amend the Agreement on behalf of the other applicable Parties thereto.

            C.        Seller and Buyer desire to amend the Agreement to address certain matters that have arisen since the Effective Date of the Agreement.

            NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises and covenants contained in this Amendment, and for their mutual reliance, the parties hereto agree as follows:

            1.         Defined Terms.  Except to the extent it is specifically indicated to the contrary in this Amendment, defined terms used in this Amendment shall have the same meanings as in the Agreement.

            2.         Joint Ventures.  The phrase “DMC/Vanguard Joint Venture, DMC PHO, LLC,” is hereby added to the definition of “Joint Ventures” in Section 1.1 of the Agreement immediately after the phrase “Michigan Regional Imaging, LLC,”

            3.         Allocation of Purchase Price.  Section 2.6 of the Agreement is hereby deleted in its entirety and shall read in its entirety as follows:

                        “2.6      Allocation of Purchase Price.  Within 90 days following the
                        Closing, Buyer shall provide Seller a proposed allocation of the Purchase
                        Price among the Hospitals and the Assets.  Such allocation shall be in accordance with Section 1060 of the Code.  Buyer’s proposed allocation shall become final and binding on the parties 30 days after Buyer provides the proposal to Seller, unless Seller objects in writing (in which case, Seller shall propose an allocation).  If the Parties cannot agree on the allocation,

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                        the Parties shall use commercially reasonable efforts to resolve any disputes, but if a final resolution is not reached within 30 days after Seller has submitted its objection in writing, each of Buyer and Seller shall make their own independent allocation of the total consideration among the
                        Hospitals and the Assets.  To the extent Seller and Buyer reach agreement upon the allocation (or Seller does not otherwise object in writing to
                        Buyer’s proposed allocation as described above): (a) such allocation shall be binding upon the Parties for all applicable federal, state, local and foreign Tax purposes, (b) Seller and Buyer shall report gain or loss or cost basis, as the case may be, in a manner consistent with such allocation on all
                        Tax Returns filed by any of them after Closing and not voluntarily take any inconsistent position therewith in any administrative or judicial proceeding relating to such returns and (c) Seller and Buyer shall exchange mutually acceptable and completed Internal Revenue Service Forms 8594 (including supplemental forms, if required), which they shall use to report the transaction contemplated hereunder to the Internal Revenue Service in accordance with such allocation.”

            4.         Metro TPA Services.  As of the date of this Amendment, VHS DB is in the process of obtaining the necessary approval from the State of Michigan in order for VHS DB to operate the third party administrator business which is currently operated by MTPAS.  Such approval will not be received until after December 31, 2010.  As a result, the Closing, as it relates solely to the Assets held by MTPAS and the Assumed Liabilities for which MTPAS is liable (the “MTPAS Assets and Liabilities”), shall not occur on December 31, 2010, but shall be deemed to occur effective as of 12:01 a.m. Eastern time on the calendar day immediately following the date upon which VHS DB is issued a Third Party Administrator Certificate of Authority by the State of Michigan (which certificate evidences the requisite approval for VHS DB to operate such third party administrator business).  In no event, however, shall the delay of such Closing as it relates to the MTPAS Assets and Liabilities affect the Purchase Price to be paid by Buyer upon the Closing of the remainder of the transaction on December 31, 2010 (it being understood that the portion of the Purchase Price which is allocable to the MTPAS Assets and Liabilities shall nevertheless be paid at the December 31, 2010 Closing).

            5.         Provision of Benefits.  Notwithstanding any provision to the contrary contained in the Agreement, in the event applicable Laws would prohibit the assignment of any particular Asset to Buyer at the Closing (a “Prohibited Asset”), (a) such Prohibited Asset shall be deemed to be among the Excluded Assets, (b) promptly after Seller’s receipt of payment in respect of, or the proceeds of, any applicable Prohibited Asset, Seller shall remit such payment or proceeds to Buyer and (c) Seller and Buyer shall cooperate in good faith in any reasonable arrangement designed to provide Buyer the rights and benefits associated with, or otherwise relating to, such Prohibited Asset.

            6.         Effect on Agreement; General Provisions.  Except as set forth in this Amendment, the terms and provisions of the Agreement are hereby ratified and declared to be in full force and effect.  This Amendment shall become effective upon its execution,

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which may occur in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Captions and paragraph headings are used herein for convenience only, are not a part of this Amendment or the Agreement as amended by this Amendment and shall not be used in construing either document.  Other than the reference to the Agreement contained in the first recital of this Amendment, each reference to the Agreement and any agreement contemplated thereby or executed in connection therewith, whether or not accompanied by reference to this Amendment, shall be deemed a reference to the Agreement as amended by this Amendment.

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         IN WITNESS THEREOF, DMC and Vanguard have caused this Amendment to be executed in multiple originals by their duly authorized officers as of the date set forth above.

DMC:                                                              VANGUARD:

THE DETROIT MEDICAL CENTER        VANGUARD HEALTH SYSTEMS, INC.

By:       /s/ John Levy                                        By:       /s/ Keith B. Pitts
             John Levy                                                         Keith B. Pitts
            Vice Chair of                                                    Vice Chairman
            the Board of Trustees

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